Exhibit 99.1

Scorpio Tankers Inc. Announces Newbuilding Agreements for Four LPG and Four Product Tankers and Delivery of its Eleventh Newbuilding MR

MONACO -- (Marketwire) – August 6, 2013 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has reached agreements to construct four Very Large Gas Carriers (“VLGC”) at two yards in South Korea along with two MR and two Handymax ice class-1A fuel efficient product tankers at Hyundai Mipo Dockyard Co., Ltd. of South Korea ("HMD"). Additionally, the Company took delivery of the eleventh vessel under its Newbuilding program at HMD, STI Fontvieille.

VLGC Newbuildings

The Company has reached agreements with Hyundai Samho Heavy Industries (“HSHI”) and Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“DSME”) for the construction of four VLGCs for approximately $75.0 million each.  These vessels are 84,000 cubic meter tankers designed for the carriage of LPG and are scheduled to be delivered in the third and fourth quarters of 2015.  As part of these agreements, the Company has also negotiated fixed price options for additional vessels.

Product Tanker Newbuildings

The Company reached an agreement with HMD to construct four product tankers consisting of two 52,000 dwt MR product tankers for approximately $35.0 million each and two Handymax ice class-1A (37,000 dwt) product tankers for approximately $32.0 million each. The MR tankers are scheduled to be delivered in the second quarter of 2015 and the Handymax ice class-1A tankers are scheduled to be delivered in the fourth quarter of 2014.

Delivery of STI Fontvieille

The Company took delivery of the eleventh MR product tanker under its Newbuilding program, STI Fontvieille. Upon delivery, the vessel began a time charter for up to 120 days at $19,000 per day.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 18 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, 11 MR tankers, and one post-Panamax tanker) with an average age of 3.9 years, time charters-in 27 product tankers (eight LR2, four LR1, eight MR and seven Handymax tankers), and has contracted for 60 newbuilding vessels (25 MR, 12 LR2, and 14 Handymax ice class-1A product tankers, and 9 VLGC), one of which is expected to be delivered to the Company by September 2013, 40 within 2014 and the remaining 19 by the end of 2015. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616